

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Richard L. Stollmeyer
President and Chief Executive Officer
MINDBODY, Inc.
4051 Broad Street, Suite 220
San Luis Obispo, California 93401

> **Re:** **MINDBODY, Inc.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **Filed on June 8, 2015**
> **File No. 333-204068**

Dear Mr. Stollmeyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note that you have added disclosure in this amendment that entities associated with J.P. Morgan Investment Management Inc. ("JPM Entities"), an approximately 10% shareholder, has indicated an interest in purchasing up to $10.0 million of your Class A common stock in this offering. We also note your disclosure in the Prospectus Summary that any shares purchased by the JPM Entities will be subject to lock-up restrictions. However, on page 44, you state that beginning on the date of the prospectus, all 7,150,000 shares of Class A common stock sold in the offering will be immediately available for sale in the public market. Please clarify whether the shares that may be purchased by the JPM Entities will be subject to lock-up restrictions. If the shares that the JPM Entities purchase in the offering will be subject to a 180-day lock-up, please state so clearly here and in the Risk Factors, Shares Eligible for Future Sale and Underwriting sections.

2.   You disclose that up to 5% of the shares being offered by the prospectus will be offered through a directed share program to "business associates and other parties that have relationships with [you] or [y]our officers." Please state whether the shares to be offered through the directed share program will be subject to lock-up agreements, and describe with more specificity, if possible, the nature of the "relationships" and the business associates to whom shares will be offered. This comment also applies to your Underwriting section.

Risk Factors, page 17

General

3.   Please consider adding risk factor disclosure regarding any possible reduction in the available public float due to the JPM Entities purchasing shares in the offering.

Principal Stockholders, page 144

4.   For illustrative purposes, please consider disclosing in footnote 10 the percentage ownership of the JPM entities if they were to purchase all of the $10 million in the offering.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or, in her absence, me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Jon C. Avina, Esq.
        Wilson Sonsini Goodrich & Rosati